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BC Greyling · 3rd

Founder/Chairman at LearnDay, Inc.

United Kingdom · Contact info

500+ connections

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LearnDay, Inc.

University of Pretoria/Universiteit van...

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Experience

Co-Founder/Chairman

LearnDay, Inc. · Full-time

Jul 2020 – Present · 1 yr

Delaware, United States

Our mission is simple yet powerful, "Build an Online Education Platform for Certified and Regulated Industries" that promotes lifelong skills learning in an ever-changing workplace.

Our goal is to educate and empower people, wherever they may live, certify their qualifications through recognized institutions and regulated bodies across the world.



LearnDay, Inc.

Co-Founder/CEO

Bloxsar Tech Ventures Inc.

Apr 2018 – Present · 3 yrs 3 mos

Toronto, Canada Area

THE GENESIS BLOCK

We build global companies with founders who challenge preconceptions, invent new disruptive businesses to change tomorrow's world, with the philosophy of:

...see more

www.bloxsar.com

Director

BlocksEDU Learning Corp · Part-time
Apr 2018 – Present · 3 yrs 3 mos
British Columbia, Canada

BlocksEDU, a Bloxsar subsidiary, provides quality foundational Blockchain education courses, programs and workshops for organizations that want to provide skill development and certification in Blockchain technologies. Partners such as Okanagan College (BC) and VPEA (China) distribute and host the educational programs. ...see more

Founder CEO, Investor

Uneeqo, Inc. · Part-time
Mar 2016 – May 2018 · 2 yrs 3 mos
West Palm Beach, Florida Area

Merged last two companies into Kore Resources Inc. on the OTC Markets (KORX) for further development and deployment. On the 26th of May the name was successfully changed from Kore to Uneeqo Inc.

Sales Director

simPRO Software · Full-time
Sep 2015 – May 2018 · 2 yrs 9 mos
United Kingdom

simPRO Software is an innovator of Job Management Software to the service based industries, operating in USA, Australia, New Zealand and the United Kingdom. By integrating every aspect of a clients business, simPRO allows clients to easily identify the who, what, where, when and how much of any job. Getting the work done on schedule and ge1 ...see more

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Education

University of Pretoria/Universiteit van Pretoria

MDP, IT, Business Management
1982 – 1984

Saamwerk High School, SA